September 24, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Jan Woo
Amanda Kim
Melissa Walsh

Re:	RingCentral, Inc.
Registration Statement on Form S-1 (File No. 333-190815)

Acceleration Request
Requested Date: September 26, 2013
Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RingCentral, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-190815) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) (the “Registration Statement Acceleration Request”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jeffrey D. Saper or Nathaniel P. Gallon at (650) 493-9300.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement on Form S-1 effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement on Form S-1;

Securities and Exchange Commission

September 24, 2013

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement on Form S-1; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,

RINGCENTRAL, INC.

/s/ Vladimir Shmunis

Vladimir Shmunis

Chief Executive Officer

cc:	Vladimir G. Shmunis
John H. Marlow
RingCentral, Inc.

Nathaniel P. Gallon
Wilson Sonsini Goodrich & Rosati, P.C.

Eric C. Jensen
Andrew S. Williamson
Cooley LLP

September 24, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Amanda Kim, Staff Accountant
Melissa Walsh, Staff Accountant

Re:	RingCentral, Inc.
Registration Statement on Form S-1 (File No. 333-190815)

Ladies:

In connection with the above-captioned Registration Statement, we wish to advise that between September 13, 2013 and the date hereof, 6,656 copies of the Preliminary Prospectus dated September 13, 2013 were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Thursday, September 26, 2013 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN, SACHS & CO.

J.P. MORGAN SECURITIES LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH

                           INCORPORATED

As representatives of the

Prospective Underwriters

By:	Goldman, Sachs & Co.

By:	/s/ Adam T. Greene
	Name:	Adam Greene
	Title:	Vice President

By:	J.P. Morgan Securities LLC

By:	/s/ Chris Roberts
	Name:	Chris Roberts
	Title:	Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Gary Kirkham
	Name:	Gary Kirkham
	Title:	Managing Director